

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Son Tam
Chief Executive Officer
Epsium Enterprise Ltd
Alameda Dr. Carlos D'assumpcao
Edf China Civil Plaza 235-243, 14 Andar P
Macau, SAR China

> **Re: Epsium Enterprise Ltd**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 28, 2023**
> **CIK No. 0001883437**

Dear Son Tam:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 28, 2023

Cover Page

1. We note your response to comment 5. Please revise the cover page, as you do on page 4, to quantify distributions that have been made to date between the holding company and its subsidiaries, including the three cash transfers between the Company and the operating entity, during the fiscal years ended 2022, and 2021; and discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Recent greater oversight by the Cyberspace Administration of China..., page 28

2.   We note your response to comment 16. Please revise your discussion of the possible ramifications if you did become subject to cybersecurity review by the CAC to include that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue current business operations.

Consolidated Financial Statements
13. Subsequent Events, page F-17

3.   Please tell us your basis for presenting unaudited as opposed to audited disclosure referencing authoritative literature supporting your determination. Please also explain why the Audit Report on page F-2 is dual dated with September 28, 2023 referencing Note 8 rather than Note 13.

General

4.   We note your response to comments 1, 2, 4, 8, 10, and 15, and we reissue those comments. Please revise your draft registration statement accordingly. In this regard, we note that Macau is a Special Administrative Region of the People's Republic of China and, as such, it has a special legal status within the People's Republic of China, and it has unique local laws. Notwithstanding its special legal status and unique laws, Macau is, nevertheless, a constituent part of the People's Republic of China. As such, we believe you are a China-based company and should provide disclosures consistent with our Sample Letter to Companies Regarding China-Specific Disclosures, dated July 17, 2023, which is available on our website.

    Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Laura Hua Lua Hemman, Esq.